Docebo Reports Fourth Quarter and Fiscal Year 2024 Results

TORONTO, ONTARIO - February 28, 2025 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three months and fiscal year ended December 31, 2024. All amounts are expressed in US dollars unless otherwise stated.

“We are pleased to announce Q4 and annual results, with revenue beating our expectations and profitability coming in at the high end of our guidance even as we invest in our growth initiatives. Our AI-driven platform continues to differentiate Docebo with the capabilities to support complex, multi-use case requirements,” stated Alessio Artuffo, President and CEO. “Our competitive position continued to gain strength with the successful launch of three new products: AI Authoring, Advanced Analytics, and Communities. The positive response from customers and channel partners is strengthening our enterprise pipeline, setting us up for solid growth in the year ahead.”

Fourth Quarter 2024 Financial Highlights
•Subscription revenue of $54.0 million, an increase of 16% from the comparative period in the prior year, represented 95% of total revenue.
•Total revenue of $57.0 million, an increase of 16% from the comparative period in the prior year.
•Gross profit of $46.4 million, an increase of 16% from the comparative period in the prior year, represented 81.3% of revenue compared to 81.2% of revenue for the comparative period in the prior year.
•Net income of $11.9 million, or $0.39 per share, compared to net income of $3.2 million, or $0.10 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $8.7 million, or Adjusted Earnings per share of $0.29, compared to Adjusted Net Income of $8.3 million, or Adjusted Earnings per share of $0.26 for the comparative period in the prior year.
•Annual Recurring Revenue (“ARR”)1 of $9.2 million added during the quarter, compared to $10.8 million for the comparative period in the prior year, in each case after adjusting for foreign currency exchange impacts.
•As at December 31, 2024, ARR was $219.7 million, an increase of $25.4 million from $194.3 million as at the end of the fourth quarter of 2023.
•Adjusted EBITDA1 of $9.5 million, representing 16.7% of total revenue, compared to $6.5 million, representing 13.2% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $9.7 million, compared to $6.5 million for the comparative period in the prior year.
•Free Cash Flow1 of $10.1 million, representing 17.7% of total revenue for the three months ended December 31, 2024, compared to $7.0 million, representing 14.2% of total revenue, for the comparative period in the prior year.

Fiscal Year 2024 Financial Highlights
•Subscription revenue of $204.3 million, an increase of 20% from the comparative period in the prior year, represented 94% of total revenue.
•Total revenue of $216.9 million, an increase of 20% from the comparative period in the prior year.
•Gross profit of $175.6 million, an increase of 20% from the comparative period in the prior year, represented 81.0% of revenue compared to 80.9% of revenue for the comparative period in the prior year.
•Net income of $26.7 million, or $0.88 per share, compared to net income of $2.8 million, or $0.09 per share, for the comparative period in the prior year.
•Adjusted Net Income1 of $32.1 million, or Adjusted Earnings per share of $1.06, compared to Adjusted Net Income1 of $21.2 million, or Adjusted Earnings per share of $0.65 for the comparative period in the prior year.
•Net Dollar Retention Rate1 as at December 31, 2024 of 100% compared to 104% at December 31, 2023.
•Adjusted EBITDA1 of $33.6 million, representing 15.5% of total revenue, compared to Adjusted EBITDA1 of $16.3 million, representing 9.0% of total revenue, for the comparative period in the prior year.
•Cash flow generated from operating activities of $29.2 million, compared to $16.0 million for the comparative period in the prior year.
•Free Cash Flow1 of $32.3 million, representing 15% of total revenue, compared to $20.1 million, representing 11% of total revenue, for the comparative period in the prior year.

•Cash and cash equivalents of $92.5 million as at December 31, 2024 compared to $72.0 million as at December 31, 2023.

Fourth Quarter 2024 Business Highlights
•Docebo is now used by 3,978 customers, an increase from 3,759 customers at the end of December 31, 2023.
•Average Contract Value1, calculated as total Annual Recurring Revenue divided by the number of active customers, is $55,229 as at December 31, 2024 an increase from $51,689 as at December 31, 2023.
•Notable new customer wins in the quarter include the YMCA of the USA (Y-USA), the national resource office for the YMCA dedicated to strengthening community, chose Docebo to upgrade their learning & knowledge platform from a legacy, internally developed LMS. Working with one of our large systems integrator partners, an immersive analysis was undertaken in order to better understand the organization’s immediate and longer-term learning Employee Experience (EX) needs for onboarding, compliance and leadership training use cases.
•Xponential Fitness, Inc. one of the leading global franchisors of boutique health and wellness brands, operates a diversified platform of nine brands spanning across verticals including Pilates, indoor cycling, barre, stretching, dancing, boxing, strength training, metabolic health, and yoga. Docebo’s EX capabilities were chosen to replace a legacy platform because of its configurability in addressing each unique health and wellness brand with a modern, easy to use platform able to deliver the curated learning experiences crucial to the training of Xponential’s franchisees.
•A large multinational vertically integrated oil and gas company headquartered in Europe working with a large systems integrator partner selected Docebo to address a Customer Experience (CX) use case to train petrol station and automobile service franchisees across Europe with the plan to expand the program globally.
•lululemon athletica inc. is a technical athletic apparel, footwear, and accessories company for yoga, running, training, and most other activities. Having initially partnered with Docebo for EX use cases that included onboarding, compliance and a mobile application to train their retail associates in 2021, they expanded their use of the Docebo learning & knowledge platform when they added a CX use case designed to train vendors as a means to improve supply chain management processes.
•Docebo expanded its learner base at Databricks, a data and AI company for a second time in 2024. Databricks deployed Docebo’s learning platform to support several CX and EX use cases including partner and customer training, sales enablement, professional development, leadership training, onboarding and compliance.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the fiscal year ending December 31, 2025 as follows:

•Subscription revenue growth of 11.5% to 12.5% or 13.0% to 14.0% after adjusting for negative impact of 1.5% resulting from the strengthening of the U.S. dollar relative to foreign currencies
•Total revenue growth between 11.0% and 12.0% or 12.5% to 13.5% after adjusting for negative impact of 1.5% resulting from the strengthening of the U.S. dollar relative to foreign currencies
•Adjusted EBITDA as a percentage of total revenue between 18.0% and 19.0%

Docebo is providing financial guidance for the three months ended March 31, 2025 as follows:

•Total revenue between $57.0 million and $57.2 million which includes an approximately 1.5% negative impact resulting from the strengthening of the U.S. dollar relative to foreign currencies
•Adjusted EBITDA as a percentage of total revenue between 14.5% to 15.0%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Fourth Quarter and Fiscal Year 2024 Results

Selected Financial Measures

	Three months ended December 31,				Fiscal year ended December 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue (in thousands of US dollars)	53,976	46,486	7,490	16.1%	204,302	169,764	34,538	20.3%
Professional Services (in thousands of US dollars)	3,065	2,794	271	9.7%	12,629	11,075	1,554	14.0%
Total Revenue (in thousands of US dollars)	57,041	49,280	7,761	15.7%	216,931	180,839	36,092	20.0%

Gross Profit (in thousands of US dollars)	46,391	40,025	6,366	15.9%	175,636	146,341	29,295	20.0%
Percentage of Total Revenue	81.3%	81.2%			81.0%	80.9%

Net Income (in thousands of US dollars)	11,910	3,222	8,688	269.6%	26,736	2,840	23,896	841.4%
Earnings per Share - Basic	0.39	0.10	0.29	290.0%	0.88	0.09	0.79	877.8%
Earnings per Share - Diluted	0.38	0.10	0.28	280.0%	0.86	0.08	0.78	975.0%

Cash Provided by Operating Activities (in thousands of US dollars)	9,727	6,476	3,251	50.2%	29,249	15,964	13,285	83.2%

Key Performance Indicators and Non-IFRS Measures

	As at December 31,
	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	219.7	194.3	25.4	13.1%
Average Contract Value (in thousands of US dollars)	55.2	51.7	3.5	6.8%
Net Dollar Retention Rate	100%	104%	(4)%	(4)%
Customers	3,978	3,759	219	5.8%

	Three months ended December 31,				Fiscal year ended December 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	9,515	6,500	3,015	46.4%	33,616	16,277	17,339	106.5%
Adjusted Net Income (in thousands of US dollars)	8,658	8,303	355	4.3%	32,116	21,159	10,957	51.8%
Adjusted Earnings per Share - Basic	0.29	0.26	0.03	11.5%	1.06	0.65	0.41	63.1%
Adjusted Earnings per Share - Diluted	0.28	0.25	0.03	12.0%	1.04	0.63	0.41	65.1%
Working Capital (in thousands of US dollars)	19,485	21,494	(2,009)	(9.3)%	19,485	21,494	(2,009)	(9.3)%
Free Cash Flow (in thousands of US dollars)	10,109	7,004	3,105	44.3%	32,286	20,117	12,169	60.5%

Conference Call

Management will host a conference call on Friday, February 28, 2025 at 8:00 am ET to discuss these fourth quarter and fiscal year results. To access the conference call, please dial +1-646-960-0169 or +1-888-440-6849 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks (in .pdf format) regarding its Q4-2024 results, which will be the subject of this call, on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The consolidated financial statements for the fiscal year ended December 31, 2024 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until March 7, 2025 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1-609-800-9909 or +1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended March 31, 2025 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ending December 31, 2025 in respect of total revenue growth, and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; the impact of AI on our business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform and potential resulting reputational harm or liability;

•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 27, 2025 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ended March 31, 2025 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ending December 31, 2025 in respect of total revenue, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following:
•currency assumptions, in particular that the US dollar will remain strong against other major currencies;
•there will be continued macro-economic headwinds that will specifically affect our small and medium sized business and lower mid-market customers;
•there will be a seven-figure negative impact on our Annual Recurring Revenue base resulting from a large enterprise customer terminating its agreement with us following its acquisition of an organization that has an in-house LMS;
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months and fiscal year ended December 31, 2024 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our consolidated statements of income and comprehensive income for the following periods:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars, except per share data)	2024	2023	2024	2023
	$	$	$	$
Revenue	57,041	49,280	216,931	180,839
Cost of revenue	10,650	9,255	41,295	34,498
Gross profit	46,391	40,025	175,636	146,341

Operating expenses
General and administrative	7,874	8,570	32,589	33,788
Sales and marketing	18,431	16,163	69,518	67,204
Research and development	11,577	9,023	43,908	35,479
Share-based compensation	1,660	1,611	7,330	6,049
Foreign exchange (gain) loss	(1,841)	3,025	(2,385)	4,390
Depreciation and amortization	865	554	3,384	3,141
	38,566	38,946	154,344	150,051
Operating income (loss)	7,825	1,079	21,292	(3,710)

Finance income, net	(565)	(2,231)	(2,404)	(8,737)
Other (income) loss	(1)	—	(17)	181
Income before income taxes	8,391	3,310	23,713	4,846

Income tax (recovery) expense	(3,519)	88	(3,023)	2,006

Net income	11,910	3,222	26,736	2,840

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	2,804	(3,363)	3,387	(3,955)
Item not subsequently reclassified to income:
Actuarial (gain) loss	(58)	330	(58)	330
	2,746	(3,033)	3,329	(3,625)

Comprehensive income	9,164	6,255	23,407	6,465

Earnings per share - basic	0.39	0.10	0.88	0.09
Earnings per share - diluted	0.38	0.10	0.86	0.08
Weighted average number of common shares outstanding - basic	30,217,283	31,900,115	30,273,036	32,525,229
Weighted average number of common shares outstanding - diluted	30,944,952	32,858,853	30,989,537	33,678,624

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	December 31, 2024	December 31, 2023	Change	Change
	$	$	$	%
Cash and cash equivalents	92,540	71,950	20,590	28.6%
Total assets	190,713	158,375	32,338	20.4%
Total liabilities	132,952	107,654	25,298	23.5%
Total long-term liabilities	4,350	7,002	(2,652)	(37.9)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

•Net Dollar Retention Rate: We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and long-term value of our customers. We assess our performance in this area using a metric we refer to as Net Dollar Retention Rate. We compare the aggregate subscription fees contractually committed for a full month under all customer agreements (the “Total Contractual Monthly Subscription Revenue”) of our total customer base (excluding OEM partners with revenue share agreements) as of the beginning of each month to the Total Contractual Monthly Subscription Revenue of the same group at the end of the month. The Net Dollar Retention Rate includes the effect, on a dollar-weighted value basis, of our subscriptions that expand, renew, contract, or attrit, but excludes the Total Contractual Monthly Subscription Revenue from new customers during the years.

Annual Recurring Revenue, Average Contract Value and Net Dollar Retention Rate for the fiscal years ended at December 31, 2024 and 2023, were as follows:

	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	219.7	194.3	25.4	13.1%
Average Contract Value (in thousands of US dollars)	55.2	51.7	3.5	6.8%
Net Dollar Retention Rate	100%	104%	(4.0)%	(3.8)%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Net income	11,910	3,222	26,736	2,840
Finance income, net(1)	(565)	(2,231)	(2,404)	(8,737)
Depreciation and amortization(2)	865	554	3,384	3,141
Income tax (recovery) expense	(3,519)	88	(3,023)	2,006
Share-based compensation(3)	1,660	1,611	7,330	6,049
Other income(4)	(1)	—	(17)	181
Foreign exchange (gain) loss(5)	(1,841)	3,025	(2,385)	4,390
Acquisition related compensation(6)	1,006	231	3,995	2,477
Transaction related expenses(7)	—	—	—	1,081
Restructuring(8)	—	—	—	2,849
Adjusted EBITDA	9,515	6,500	33,616	16,277
Adjusted EBITDA as a percentage of total revenue	16.7%	13.2%	15.5%	9.0%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other (income) expense, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and other obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce during the second quarter of 2023 that resulted in severance payments to employees. Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Net income for the period	11,910	3,222	26,736	2,840
Amortization of intangible assets	172	(79)	693	613
Share-based compensation	1,660	1,611	7,330	6,049
Acquisition related compensation	1,006	231	3,995	2,477
Transaction related expenses	—	—	—	1,081
Restructuring	—	—	—	2,849
Foreign exchange (gain) loss	(1,841)	3,025	(2,385)	4,390
Deferred income tax (recovery) expense	(4,249)	293	(4,253)	860
Adjusted net income	8,658	8,303	32,116	21,159

Weighted average number of common shares - basic	30,217,283	31,900,115	30,273,036	32,525,229
Weighted average number of common shares - diluted	30,944,952	32,858,853	30,989,537	33,678,624
Adjusted earnings per share - basic	0.29	0.26	1.06	0.65
Adjusted earnings per share - diluted	0.28	0.25	1.04	0.63

Working Capital

Working Capital as at December 31, 2024 and 2023 was $19.5 million and $21.5 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at December 31, 2024 and 2023:

	2024	2023
	$	$
Current assets	154,241	127,153
Less: Current portion of net investment in finance lease	(43)	(83)
Less: Current portion of contract costs	(7,452)	(6,394)
Current assets, net of net investment in finance lease and contract costs	146,746	120,676

Current liabilities	128,602	100,652
Less: Current portion of lease obligations	(1,341)	(1,470)
Current liabilities, net of lease obligations	127,261	99,182
Working capital	19,485	21,494

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Cash flow from operating activities	9,727	6,476	29,249	15,964
Purchases of property and equipment	(287)	(249)	(1,245)	(635)
Acquisition related compensation paid	669	669	3,976	858
Transaction related expenses paid	—	90	306	1,081
Restructuring costs paid	—	18	—	2,849
Free cash flow	10,109	7,004	32,286	20,117
Free cash flow as a percentage of total revenue	17.7%	14.2%	14.9%	11.1%